Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the Company”)

NO CHANGE STATEMENT, PUBLICATION OF ANNUAL REPORT, POSTING OF NOTICE OF ANNUAL GENERAL MEETING AND UPDATE ON BROAD-BASED BLACK ECONOMIC EMPOWERMENT ANNUAL COMPLIANCE REPORT

Shareholders are advised that the annual report for MiX Telematics, incorporating the audited annual financial statements for the year ended March 31, 2019 (on which the Company’s auditors expressed an unmodified audit opinion), has been published and is available with immediate effect on the Company’s website, https://investor.mixtelematics.com/annual-reports. The audited annual financial statements contain no changes from the preliminary results for the year ended March 31, 2019 which were published on May 14, 2019.

The Company’s annual general meeting will be held at 14h30 on Wednesday, September 11, 2019 at Matrix Corner, Howick Close, Waterfall Park, Midrand.

The last day to trade in order to be eligible to participate in and vote at the annual general meeting is Tuesday,
September 3, 2019 and the record date for voting purposes is Friday, September 6, 2019.

Shareholders are hereby notified that the Company’s annual compliance report in terms of section 13G(2) of the Broad-Based Black Economic Empowerment Act 53 of 2003 for the year ended March 31, 2019 is currently being verified and a further announcement in respect of the publication thereof will be released in due course.

June 28, 2019

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